FILED PURSUANT TO RULE 424(B)(3)

FILE NUMBER 333-132454

PROSPECTUS SUPPLEMENT

(To Prospectus and Solicitation Statement dated April 12, 2006)

DYNEGY INC.

OFFER TO CONVERT

Dynegy Inc. 4.75% Convertible Subordinated Debentures due 2023

For

Cash and Shares of Dynegy Inc. Class A Common Stock

And

CONSENT SOLICITATION

We have prepared this prospectus supplement to update information contained in our Prospectus and Solicitation Statement dated April 12, 2006 (the “Prospectus”), which is part of our Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission on March 15, 2006 (SEC File No. 333-132454). The Prospectus relates to our offer to convert (the “Offer”) and consent solicitation (the “Consent Solicitation”) with respect to all of our outstanding 4.75% Convertible Subordinated Debentures due 2023 (the “Debentures”) upon the terms and subject to the conditions set forth in the Prospectus and the related Letter of Transmittal and Consent.

This prospectus supplement should be read in conjunction with the Prospectus. The following information supplements and supersedes the information set forth in the Prospectus (and the related Letter of Transmittal and Consent), to the extent additional to or inconsistent with information set forth in the Prospectus (or the related Letter of Transmittal and Consent).

Extension of Offer and Consent Solicitation

The expiration date of the Offer and Consent Solicitation has been extended to 5:00 p.m., New York City time, on May 15, 2006, unless terminated or extended. Other than such extension, the terms of the Offer and Consent Solicitation remain the same.

Restatement of Certain Financial Information in 2005 SEC Reports

On May 1, 2006, we filed a Current Report on Form 8-K announcing that our previously issued audited financial statements for the year 2005 and our unaudited interim financial statements for the second and third quarters of 2005 should not be relied upon because of an error in those financial statements and that we would restate those financial statements to reflect a $13 million decrease to our income from discontinued operations and a $13 million increase in our net deferred tax liability. We also announced that Management’s Report on Internal Control over Financial Reporting as of December 31, 2005 would be restated to reflect the additional implications of the material weakness we identified as of December 31, 2005.

On May 1, 2006, we also filed Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which includes a restatement of our consolidated financial statements for the year ended December 31, 2005. The restatement relates to our deferred income tax accounts. In the second quarter 2005, we recognized a $125 million tax benefit in anticipation of our sale of our Midstream natural gas liquids business. This benefit resulted from a reduction in the valuation allowance related to our capital loss carryforwards expected to be used against capital gains generated by the Midstream sale. We recently identified that a portion of the capital loss carryforwards had been previously used and therefore was not available for use against those capital gains. Because we mistakenly used these unavailable capital loss carryforwards against capital gains generated by the Midstream sale, income from discontinued operations during the second quarter 2005 was overstated by $13 million, and our net deferred tax liability was understated by $13 million at December 31, 2005. In addition, our foreign tax credits at December 31, 2004 and 2005, and offsetting valuation allowance, have been decreased by $15 million and increased by $13 million, respectively, in the applicable note to our consolidated financial statements as of December 31, 2004 and 2005.

The restatement of our previously reported financial results reflect the following adjustments:

•	Income from discontinued operations for year-end 2005, which was reported as $912 million, will be reduced to $899 million;

•	Net income for year-end 2005, which was reported as $103 million, will be reduced to $90 million;

•	Net income applicable to common stockholders for year-end 2005, which was reported as $81 million or $0.21 per diluted share, will be reduced to $68 million or $0.18 per diluted share;

•	Deferred income taxes at December 31, 2005, which was reported as $545 million, will be increased to $558 million; and

•	Stockholders’ Equity at December 31, 2005, which was reported as $2,153 million, will be reduced to $2,140 million.

The table below reflects the quarterly and year-to-date impact of the correction on net income as originally reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as filed on March 15, 2006 (the “Original Filing”). The quarterly information set forth below is unaudited.

	Three Months Ended March 31	Three Months Ended June 30	Three Months Ended September 30	Three Months Ended December 31	Six Months Ended June 30	Nine Months Ended September 30	Twelve Months Ended December 31
	(in millions)
2005	$—	$(13)	$—	$—	$(13)	$(13)	$(13)

The restatement had no effect on our previously reported loss from continuing operations or net cash provided by (used in) operating activities, investing activities or financing activities for any period presented. A synopsis of the aggregate financial impact of this restatement on the amounts originally reported in the Original Filing is as follows:

RESTATED SELECTED BALANCE SHEET DATA

December 31, 2005
(in millions)
Deferred income taxes
As previously reported	$(545)
Restatement effect	(13)

As restated	$(558)

Total Liabilities
As previously reported	$(7,573)
Restatement effect	(13)

As restated	$(7,586)

Stockholders’ Equity
As previously reported	$(2,153)
Restatement effect	13

As restated	$(2,140)

RESTATED SELECTED RESULTS OF OPERATIONS DATA

Year Ended December 31, 2005
(in millions)
Income from discontinued operations
As previously reported	$912
Restatement effect	(13)

As restated	$899

Net income (loss)
As previously reported	$103
Restatement effect	(13)

As restated	$90

Net income (loss) applicable to common shareholders
As previously reported	$81
Restatement effect	(13)

As restated	$68

Net income (loss) per diluted share
As previously reported	$0.21
Restatement effect	(0.03)

As restated	$0.18

The decision to restate prior financial statements was made by the Audit and Compliance Committee of the Board of Directors (the “Audit Committee”), upon the recommendation of management, on April 28, 2006. We believe that the adjustments will not impact our cash and liquidity positions or our cash flow and earnings estimates as previously announced on March 8, 2006.

We previously identified and disclosed that in connection with our evaluation and testing activities for Section 404 of Sarbanes-Oxley we had identified a material weakness in our internal controls related to the preparation, analysis and recording of our income tax provision. We determined that this restatement is a result of the material weakness. Management’s Report on Internal Control over Financial Reporting as of December 31, 2005 was also restated in Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. We are continuing to remediate this material weakness in order to enhance and strengthen our accounting for income taxes.

SEE “RISK FACTORS” BEGINNING ON PAGE 12 OF THE PROSPECTUS FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER WITH RESPECT TO THE OFFER AND CONSENT SOLICITATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued upon conversion of the Debentures or this transaction, passed upon the merits or fairness of this transaction, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 1, 2006.

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